ALLIED GOLD MINING PLC

1 December 2011

Mr Dave Filov
Australian Stock Exchange Limited
By email: dave.filov@asx.com.au

Dear David,

RESPONSE TO PRICE QUERY

Further to your letter dated 1 December 2011 we confirm the following:

1. The Company is not aware of any specific information concerning it that has not been announced which, if known, could be an explanation for the recent increase in price or volume in trading in the Company's securities.
2. Not applicable
3. The Company is not aware of any other information, which would explain the price and volume change in the securities of the Company. The Company notes however that the price of its securities trading on the London Stock Exchange and Toronto Stock Exchange increased by 17% and 15% respectively during trading overnight. The Company also notes that following inclusion in the FTSE 250 Index in early October 2011, it is now expected to be included in the MSCI UK Global Small Capped Index in the coming days.
4. The Company confirms that it continues to be in compliance with the listing rules and in particular, listing rule 3.1.

Yours faithfully

Peter Torre
Company Secretary